Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratio of earnings to fixed charges for each of the preceding four fiscal years.(1)

	Nine months ended September 30,	For the years ended December 31,
	2011	2010	2009	2008	2007	2006
	(in thousands of U.S. dollars)
Earnings
Net income	$61,510	$81,224	$116,929	$99,779	$115,423	$123,406
Plus: Fixed charges	$51,723	$67,636	$82,820	$64,678	$62,383	$53,854
Less: Interest capitalized	$(3,885)	$(1,616)	$(466)	$0	$0	$0

Total Earnings	$109,348	$147,244	$199,283	$164,457	$177,806	$177,260

Fixed Charges
Interest expensed and capitalized	$49,697	$65,809	$82,074	$63,714	$62,193	$53,713
Amortization and write-off of capitalized expenses relating to indebtedness	$2,026	$1,827	$746	$964	$190	$141

Total Fixed Charges	$51,723	$67,636	$82,820	$64,678	$62,383	$53,854

Ratio of Earnings to Fixed Charges(2)	2.11	2.18	2.41	2.54	2.85	3.29

(1)

We have not issued any preferred stock as of the date of this prospectus. Accordingly, the ratio of earnings to combined fixed charges and preference dividends is equivalent to the ratio of earnings to fixed charges.

(2)

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income plus fixed charges less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization and write-off of capitalized expenses relating to indebtedness.